PRICING SUPPLEMENT NO. AIG-FP-35	FILED PURSUANT TO RULE 424(b)(2)
DATED OCTOBER 29, 2007	REGISTRATION NOS. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
CALLABLE CMT INVERSE FLOATING RATE NOTES DUE OCTOBER 31, 2012
(THE “NOTES”)
6,323 UNITS
US $1,000 PRINCIPAL AMOUNT PER UNIT

The Notes:
•	The Notes are designed for investors who wish to receive quarterly interest income and who accept the risk that (i) on and after April 30, 2008, the Notes may yield a rate of return that is below the yield of our traditional debt securities having comparable maturities and (ii) on and after October 31, 2009, the Notes may be redeemed by us.

•	Interest on the Notes will be payable quarterly, beginning in January 2008. For the first two interest periods, interest on the Notes will accrue at 9.00% per annum.

•	Thereafter, unless redeemed by us, interest on the Notes will be reset quarterly. Interest will accrue at a rate per annum that will equal the amount by which the strike rate exceeds the 2-Year Constant Maturity U.S. Treasury rate on the applicable interest determination date, expressed as percentages, multiplied by 10. In no event will interest payable on the Notes be less than 0.00% per annum or greater than 10.00% per annum. The strike rate is equal to 4.50%.

•	100% principal protection on the maturity date or date of early redemption.

•	The Notes are callable (i.e., redeemable by us) on or after October 31, 2009.

•	Investors must be prepared to have their Notes redeemed on the first possible early redemption date.
•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of AIG, part of a series entitled “Medium-Term Notes, Series AIG-FP”. The Notes will have the CUSIP No. 02687QCS5.

•	The settlement date for the Notes is expected to be on or about October 31, 2007.
Payment on the maturity date:
•	Unless earlier redeemed, for each $1,000 principal amount per unit of your Notes, we will pay you on the maturity date an amount equal to the principal amount per unit, plus any accrued and unpaid interest.
Payment if the Notes are redeemed early:
•	The Notes may be redeemed by us on any quarterly interest payment date on or after October 31, 2009 upon five business days’ notice to the trustee. In the event we redeem the Notes, you will receive a cash amount per unit equal to the $1,000 principal amount plus any accrued and unpaid interest to but excluding the date of redemption.

     Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.
     Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-6 of this pricing supplement.

	Per Unit	Total
Public offering price	$1,000.00	$6,323,000.00
Underwriting discount	$15.00	$94,845.00
Proceeds, before expenses, to American International Group, Inc.	$985.00	$6,228,155.00
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is October 29, 2007.

Prospectus Supplement
Prospectus

Prospectus Summary	1
Use of Proceeds	5
Consolidated Ratios of Earnings to Fixed Charges	5
Description of Debt Securities AIG May Offer	6
Description of Warrants AIG May Offer	17
Description of Purchase Contracts AIG May Offer	28
Description of Units AIG May Offer	33
Description of Preferred Stock AIG May Offer	38
Description of Common Stock AIG May Offer	45
Market Price and Dividend Information	47
Description of Junior Subordinated Debentures AIG May Offer	48
Description of AIG Guarantees	59
Description of Debt Securities AIGPF May Offer	60
Description of Warrants AIGPF May Offer	69
Description of Purchase Contracts AIGPF May Offer	80
Description of Units AIGPF May Offer	85
Risk Factors	90
Legal Ownership and Book-Entry Issuance	95
Considerations Relating to Securities Issued in Bearer Form	100
Employee Retirement Income Security Act	103
Plan of Distribution	104
Market-Making Resales by Subsidiaries of AIG	105
Validity of the Securities and Guarantees	106
Experts	106
Where You Can Find More Information	106
Cautionary Statement Regarding Projections and Other Information About Future Events	108

SUMMARY INFORMATION-Q&A

          This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Medium-Term Notes, Series AIG-FP, Callable CMT Inverse Floating Rate Notes Due October 31, 2012 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying prospectus which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.
          References in this pricing supplement to “we”, “us”, “our” and “AIG” are to American International Group, Inc. References to “AIG-FP” are to our subsidiary, AIG Financial Products Corp. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated. References to “$” are to the currency of the United States of America.
What are the Notes?
          The Notes will be a series of senior debt securities issued by AIG entitled “Medium-Term Notes, Series AIG-FP” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on October 31, 2012, unless redeemed by us at an earlier date.
          Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.
Are there any risks associated with my investment?
          Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.
What will I receive on the maturity date of the Notes?
          Unless earlier redeemed, on the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000 plus any accrued and unpaid interest.
Will I receive interest payments on the Notes?
          Interest will accrue on the Notes from and including the original date of issuance of the Notes or from the most recent Interest Payment Date for which interest, if any, has been paid or provided for, to but excluding the next succeeding Interest Payment Date, the maturity date or the Early Redemption Date (as defined herein).
          “Interest Payment Dates” for the Notes will be on January 31, April 30, July 31 and October 31 of each year, commencing in January 2008 and ending on the maturity date (whether the stated maturity date or an Early Redemption Date, as applicable).
          From and including October 31, 2007 to but excluding April 30, 2008, interest on the Notes will accrue at 9.00% per annum.
          For each subsequent quarterly interest period commencing on or after April 30, 2008, interest will accrue at a rate per annum calculated as follows:
          (Strike Rate - 2yrCMT) × 10
subject to a floor of 0.00% per annum and a cap of 10.00% per annum.
          The “Strike Rate” is equal to 4.50%.
          “2yrCMT” is the 2-Year Constant Maturity U.S. Treasury rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and available on Reuters Screen FRBCMT Page (daily CMT yield section for the appropriate date) or any successor page thereto for the applicable Interest Determination Date as determined on such date.

          The “Interest Determination Date” for any quarterly interest period commencing on or after April 30, 2008, will be the second Business Day prior to the beginning of each interest period.
          Each quarterly interest period (other than the initial quarterly interest period) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date, maturity date or Early Redemption Date, as the case may be. The initial quarterly interest period will commence on and include the original date of issuance of the Notes and will extend to but exclude January 31, 2008.
          If any Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of such delayed payment.
How has the 2yrCMT performed historically?
          We have included a table and a graph showing the historical month-end levels of the 2yrCMT from January 2002 through September 2007, in the section entitled “The 2-Year Constant Maturity U.S. Treasury Rate”. We have provided this historical information to help you evaluate the behavior of the 2yrCMT in various time periods; however, past behavior of the 2yrCMT is not necessarily indicative of how the 2yrCMT will perform in the future.
How does the early redemption feature work?
          The Notes may be redeemed by us on any Interest Payment Date on or after October 31, 2009 up to and including the Interest Payment Date scheduled to fall on July 31, 2012, upon five Business Days’ notice to the trustee. You should expect to receive less than five Business Days’ notice. In the event we redeem the Notes prior to the stated maturity date, you will be entitled to receive a cash amount per unit of Notes equal to the $1,000 principal amount, plus any accrued and unpaid interest to but excluding the Early Redemption Date.
          For more specific information about the early redemption feature, please see the section entitled “Description of the Notes—Early Redemption at the Option of AIG” in this pricing supplement.

Examples:
          Set forth below are three examples of calculations of the Note, after the two initial quarterly interest periods, including a Strike Rate of 4.50% and assuming that the Notes were not redeemed prior to the Interest Determination Date.
Example 1—The Strike Rate exceeds the hypothetical 2yrCMT on an Interest Determination Date by 0.75%:
Hypothetical 2yrCMT: 3.75%
(4.50% - 3.75%) × 10 = 7.50%
Interest = 7.50% per annum
Example 2—The Strike Rate is less than the hypothetical 2yrCMT on an Interest Determination Date by 0.25%:
Hypothetical 2yrCMT: 4.75%
(4.50% - 4.75%) × 10 = - 2.50%
Interest = 0% per annum (Interest cannot be less than 0.00% per annum)
Example 3—The Strike Rate exceeds the hypothetical 2yrCMT on an Interest Determination Date by 1.75%:
Hypothetical 2yrCMT: 2.75%
(4.50% - 2.75%) × 10 = 17.50%
Interest = 10% per annum (Interest cannot be greater than 10.00% per annum)

What about taxes?
          Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon a comparable yield for the Notes for U.S. federal income tax purposes. We have determined this comparable yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This comparable yield is neither a prediction nor a guarantee of what the actual yield on the Notes will be. We have determined that this comparable yield will equal 4.57% per annum, compounded quarterly. For further information, see “United States Federal Income Taxation” in this pricing supplement.
Will the Notes be listed on a stock exchange?
          The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date or redemption. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes” in this pricing supplement.
What price can I expect to receive if I sell the Notes prior to the stated maturity date?
          If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and the volatility of 2yrCMT, and the expectations of the amount, if any, by which the Strike Rate will exceed 2yrCMT on the applicable Interest Determination Date. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the original public offering price per unit of your Notes if sold before the stated maturity date.
          In a situation where there had been no movement in the 2yrCMT and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.
What is the Role of MLPF&S?
          MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.
What is the Role of AIG-FP?
          AIG-FP, our subsidiary, will be our agent (in such capacity, the “Calculation Agent”) for purposes of calculating, among other things, the interest payable on the Notes. Under certain circumstances, these duties could result in a conflict of interest between AIG-FP as our subsidiary and in its capacity as Calculation Agent.

RISK FACTORS
          Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, the “inverse” manner in which the interest rate of the notes will vary, fluctuations in the 2-Year Constant Maturity U.S. Treasury rate (“2yrCMT”), and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
You may not earn a return for the term of your investment after the first two quarters.
          Except for the two initial quarterly periods during which we will pay interest on the Notes at a rate of 9.00% per annum, the interest payable on the Notes during any quarterly interest period will depend on the amount by which the Strike Rate exceeds the 2yrCMT on the applicable Interest Determination Date, subject to a floor of 0.00% per annum and a cap of 10.00% per annum. As a result, during the term of the Notes, the possibility exists that you will receive no interest on one or more of the Interest Payment Dates (except for the two initial Interest Payment Dates) or alternatively, no more than 10.00% interest per annum. More specifically, if the Strike Rate is less than or equal to the 2yrCMT on the applicable Interest Determination Date, interest payable for the quarterly interest period will be 0.00% per annum, and if the Strike Rate exceeds the 2yrCMT on the applicable Interest Determination Date by more than 1% per annum, interest payable for the quarterly interest period will be 10.00% per annum.
          We have no control over a number of matters, including economic, financial and political events, that may affect the amount, if any, by which the Strike Rate exceeds the 2yrCMT. In recent years, the level of the 2yrCMT has been variable and such variability may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.
The interest rate of the notes varies inversely to their reference floating rate index, resulting in greater market value volatility as compared to conventional floating rate notes.
          The Notes are “inverse floating rate notes” which (after the initial two quarterly interest periods) have an interest rate equal to a fixed rate minus a rate based upon the 2yrCMT, multiplied by ten. Therefore, the interest rate on the notes will vary inversely with the 2yrCMT: the interest rate on the notes generally increases (up to a maximum rate of 10.00% per annum) when the 2yrCMT decreases, and decreases (to as low as 0%) when the 2yrCMT increases. The market values of the notes typically will be more volatile than market values of our conventional floating rate notes based on the same 2yrCMT rate and with otherwise comparable terms. Inverse floating rate notes such as the notes are more volatile because an increase in the applicable rate index (in this case, the 2yrCMT) not only decreases the interest rate of the notes, but also reflects an increase in prevailing interest rates, which further adversely affects the market value of these notes.
Historical performance of the 2yrCMT should not be taken as an indication of the future performance of the 2yrCMT during the term of the notes.
          It is impossible to predict whether the 2yrCMT will increase or decrease. The 2yrCMT will be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical performance of the 2yrCMT should not be taken as an indication of the future performance of that rate during the term of the notes.
          Factors that may affect the level of the 2yrCMT include monetary policy, interest rate volatility, interest rate levels and the inflation rate.
The Notes are subject to early redemption.
          We may redeem all, but not less than all, of the Notes on any quarterly Interest Payment Date on or after October 31, 2009 upon five Business Days’ notice to the trustee. You should expect to receive less than five Business Days’ notice, and you must be prepared to have your Notes redeemed on the first possible Early Redemption Date. Your Notes are less likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate below that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes. Your Notes are more likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate above that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes. Accordingly, you must be prepared to accept the risk that, on and after October 31, 2009 the Notes may be redeemed by us.
          In the event that we redeem the Notes prior to the stated maturity date, you will receive only $1,000 for each $1,000 principal amount of your Notes plus any accrued and unpaid interest to but excluding the Early Redemption Date, and you will not receive the benefit of any future interest payments. In the case of an early redemption, you will not benefit from any decreases or expected decreases in 2yrCMT after the Early Redemption Date and prior to the stated maturity date.
The market value of the notes may be influenced by unpredictable factors.
          The market value of your Notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the 2yrCMT on any day and expectations relating to the future level of the 2yrCMT will affect the market value of the Notes more than any other single factor. The following factors may influence the market value of the Notes include:
•	supply and demand for the Notes, including inventory positions held by any market-maker;

•	economic, financial, political, regulatory or judicial events that affect financial markets generally;

•	interest rates in the market generally;

•	the time remaining to maturity;

•	our creditworthiness and credit ratings;

•	the level of 2yrCMT (in general, the value of the Notes will increase when 2yrCMT decreases); and

•	changes in the volatility of 2yrCMT. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of 2yrCMT increases or decreases, the trading value of the Notes may be adversely affected.
A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes.
          The Notes will not be listed on any futures or securities exchange, and we do not expect a trading market for the Notes to develop. Although MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.
          The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the 2yrCMT.
          If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the maturity date. This may adversely affect the price you receive. If you sell your Notes before the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing level of the 2yrCMT.
          If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In particular, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes and consequently the potential return on the Notes to you, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing, hedging and distributing the product. This quoted price could be higher or lower than the original offering price. MLPF&S is not obligated to make a market in the Notes.
          Assuming there is no change in the level of the 2yrCMT and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original offering price. This is due to, among other things, the fact that the Original Offering Price included, and secondary market prices are likely to exclude, the developing and hedging costs associated with the Notes.
Trading by certain of our and MLPF&S’ affiliates in the U.S. dollar swap rate market may impair the value of the Notes.
          Certain of our affiliates (including AIG-FP) and MLPF&S and certain of its affiliates are active participants in the U.S. dollar swap rate market as dealers, proprietary traders and agents for their customers, and therefore at any given time may be a party to one or more transactions related to the 2yrCMT. In addition, one or more of our affiliates, or of MLPF&S or its affiliates, may hedge exposure under the Notes by entering into various transactions, and these hedges may be adjusted at any time and from time to time. These trading and hedging activities or other financial activity of our affiliates, or of MLPF&S or its affiliates, may have an effect on the 2yrCMT, which in turn may have a material adverse effect on the return on your investment in the Notes. It is possible that we or our affiliates, or MLPF&S or its affiliates, could receive significant returns from these trading and hedging activities while the value of or amounts payable under the Notes may decline.
The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
          Assuming no change in market conditions or any other relevant factors, the price, if any, at which we, any of our affiliates or any market-maker are willing to purchase the Notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the Notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market-maker as a result of dealer discounts, mark-ups or other transactions.
Tax consequences.
          You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES
          AIG will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series AIG-FP”, which is more fully described in the Prospectus Supplement, under the Indenture dated as of October 12, 2006 between AIG and The Bank of New York, as trustee, which is more fully described in the accompanying prospectus. The Notes are expected to mature on October 31, 2012. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 02687QCS5.
          We may redeem the Notes prior to the maturity date at the times described below.
          AIG will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit (the “Original Offering Price”). You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the sections entitled “Description of Notes We May Offer — Book-Entry System” in the accompanying prospectus supplement and “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.
          The Notes will not have the benefit of any sinking fund.
Payment on the Maturity Date
          On the maturity date (unless earlier redeemed), for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000, plus any accrued and unpaid interest (the “Redemption Amount”).
Interest
          We will pay interest in cash in arrears on each Interest Payment Date commencing with the first Interest Payment Date falling immediately after the original date of issuance of the Notes, to and including the maturity date or the Early Redemption Date, as applicable. Interest will accrue from and including the original date of issuance of the Notes, for the initial quarterly interest period, or the most recent Interest Payment Date, as the case may be, to but excluding January 31, April 30, July 31 and October 31 of each year, commencing January 31, 2008, and ending on the maturity date (or the Early Redemption Date) (each an “Interest Payment Date”).
During the first two quarterly interest periods, interest on the Notes will accrue at 9.00% per annum.
During the quarterly interest period beginning on April 30, 2008 and during each quarterly interest period thereafter, interest will accrue on the Notes at a rate per annum equal to:
(Strike Rate - 2yrCMT) × 10
subject to a floor of 0.00% per annum and a cap of 10.00% per annum.
          The “Strike Rate” is equal to 4.50%.
          “2yrCMT” is the 2-Year Constant Maturity U.S. Treasury rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and available on Reuters Screen FRBCMT Page (daily CMT yield section for the appropriate date) or any successor page thereto for the applicable Interest Determination Date as determined on such date.
          The “Interest Determination Date” for any quarterly interest period commencing on or after April 30, 2008, will be the second Business Day prior to the beginning of each interest period.
          If the 2-Year Constant Maturity U.S. Treasury rate does not appear on Reuters Screen FRBCMT Page, then the rate for the relevant Interest Determination Date will be a percentage equal to the yield for United States

Treasury securities at “constant maturity” for a period of 2 years and for the applicable Interest Determination Date (as determined on such date) as set forth in H.15(519) under the caption “Treasury constant maturities”. If such rate does not appear in H.15(519), then the rate for the relevant Interest Determination Date will be the rate for a period of 2 years as may then be published by either the Federal Reserve System Board of Governors or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate which would otherwise have been published in H.15(519).
          Each quarterly interest period (other than the initial quarterly interest period) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date, maturity date or Early Redemption Date, as the case may be. The initial quarterly interest period will commence on and include the original date of issuance of the Notes and will extend to but exclude January 31, 2008.
          We will pay this interest to the persons in whose names the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding each Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If any Interest Payment Date or the maturity date or the Early Redemption Date falls on a day that is not a Business Day, the required payment of the Redemption Amount and/or interest will be made on the next Business Day and no additional interest will accrue as a result of such delayed payment.
          “Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.
          All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on AIG and the holders and beneficial owners of the Notes.
Early Redemption at the Option of AIG
          AIG, in its sole discretion, may redeem the Notes, in whole only, upon written notice of a minimum of five Business Days to the trustee, at 100% of the principal amount, on the Interest Payment Date scheduled to fall on October 31, 2009 and on each Interest Payment Date thereafter up to and including the Interest Payment Date scheduled for July 31, 2012 (such date, the “Early Redemption Date”). The holder of the Notes should expect to receive less than five Business Days’ notice. The notice to the trustee will specify the Early Redemption Date. The trustee will provide notice of the early redemption election to the registered holders of the Notes, specifying the Early Redemption Date. While the Notes are held at the depositary, the registered holder will be the depositary, and the depositary will receive notice of the early redemption. So long as the depositary is the registered holder of the Notes, notice of our early redemption election will be forwarded in accordance with the existing procedures of the depositary.
          In the event AIG redeems the Notes prior to the stated maturity date, the holder of the Notes will be entitled to receive a cash amount per unit of Notes equal to the $1,000 principal amount, plus any accrued and unpaid interest to but excluding the Early Redemption Date.
Events of Default and Acceleration
          In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, will be equal to the amount payable on that note calculated as though the date of acceleration were the maturity date of the Notes.
          In case of default in payment of the notes, whether at the maturity date, on an Early Redemption Date, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest applicable to the interest period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE 2-YEAR CONSTANT MATURITY TREASURY RATE
          The 2yrCMT is the 2-Year Constant Maturity U.S. Treasury rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and available on Reuters Screen FRBCMT Page or any successor page thereto.
          The following table sets forth the month-end levels of the 2yrCMT for the period from January 2002 through September 2007. The historical data on the 2yrCMT is not necessarily indicative of the future performance of the 2yrCMT or what the value of the Notes may be. Any historical upward or downward trend in the level of the 2yrCMT during any period set forth below is not an indication that the level of the 2yrCMT is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	3.16%	3.16%	1.84%	3.29%	4.54%	4.94%
February	3.06%	3.06%	1.66%	3.59%	4.69%	4.65%
March	3.72%	3.72%	1.60%	3.80%	4.82%	4.58%
April	3.24%	3.24%	2.31%	3.66%	4.87%	4.60%
May	3.22%	3.22%	2.54%	3.60%	5.04%	4.92%
June	2.90%	2.90%	2.70%	3.66%	5.16%	4.87%
July	2.23%	2.23%	2.68%	4.02%	4.97%	4.56%
August	2.14%	2.14%	2.41%	3.84%	4.79%	4.15%
September	1.72%	1.72%	2.63%	4.18%	4.71%	3.97%
October	1.68%	1.68%	2.56%	4.40%	4.71%
November	2.08%	2.08%	3.02%	4.42%	4.62%
December	1.61%	1.61%	3.08%	4.41%	4.82%
The following graph sets forth the month-end 2-Year Constant Maturity Treasury rate for the period indicated. You should not take the past performance of the rate as an indication of future performance.
     Source: Bloomberg L.P. (without independent verification)

UNITED STATES FEDERAL INCOME TAXATION
For the reasons described below, we believe that the Notes should be characterized as “contingent payment obligations” and not as “variable rate” notes for U.S. federal income tax purposes, and we intend to treat the Notes as contingent payment obligations. For a summary of the material U.S. federal income tax consequences of owning contingent payment obligations, please see the description under the heading “United States Taxation — Original Issue Discount — Notes Subject to Contingent Payment Obligation Rules” in the Prospectus Supplement. As more completely described in the prospectus supplement, if the Notes are treated as contingent payment obligations, United States Holders of the Notes that otherwise use the cash receipts and disbursements method of accounting would be required to use an accrual method of accounting in determining their income from ownership of the Notes, and gain from a sale, redemption or exchange of the Notes would be treated as ordinary income rather than capital gain.
Under the applicable U.S. Treasury Regulations governing original issue discount on debt instruments, a debt instrument is a “variable rate” note if it provides for interest at a single “objective rate” (that is, a rate determined using an interest-rate formula based on objective financial or economic information). For purposes of determining whether a note has a single objective rate, a note with an initial fixed rate of less than a year followed by an objective rate could constitute a single objective rate if the initial fixed rate is a reasonable approximation of the amount of interest that would have been payable on the Notes had that rate for the initial period been determined using the objective rate (such approximation, a “Reasonable Approximation”). We believe that the initial fixed rate is not a Reasonable Approximation of the interest rate in effect for the Interest Accrual Period commencing on April 30, 2008. Therefore, we intend to treat this note as a contingent payment obligation and not as a variable rate note.

You should be aware that our expectations regarding the Reasonable Approximation are only applicable for purposes of determining the tax treatment of your Notes. We are not making any representation or prediction regarding the actual amount of interest that may be payable on your note.
The U.S. Treasury Regulations discussing the U.S. federal income tax treatment of contingent payment obligations require the issuer of such notes to provide the purchaser with the comparable yield of a hypothetical AIG debt instrument with terms similar to the notes, but without any contingent payments, and a projected payment schedule for payments on the notes. Solely for purposes of applying these regulations, we have determined that the comparable yield is 4.57%. The projected payment schedule will be provided by the chief financial officer of AIG Financial Products Corp. at AIG Financial Products Corp., 50 Danbury Road, Wilton, CT 06897-4444, Tel. (203) 222-4700.
As indicated in the Prospectus Supplement, the treatment of contingent payment obligations subject to optional redemption rights is uncertain. If the Internal Revenue Service were to require that we not take into account the probability of exercise of the call option for purposes of calculating the comparable yield and projected payment schedule, which will be made available to you as set forth above, then the amount of income to be accrued would likely be different.

The comparable yield and projected payment schedule available as set forth above are being provided to you solely for the purpose of determining the amount of interest that accrues in respect of your note for U.S. federal income tax purposes, and none of AIG or its affiliates or agents is making any representation or prediction regarding the actual amount of interest (if any) that may be payable, or the likelihood of the Notes being redeemed prior to the stated maturity date.
Alternatively, if the initial fixed rate is found to be a Reasonable Approximation of the interest rate in effect for the Interest Accrual Period commencing on April 30, 2008, it is possible that your Notes could be characterized as “variable rate notes” subject to rules described under the heading “United States Taxation — United States Holders — Original Issue Discount — Variable Rate Notes” in the accompanying prospectus supplement.

ERISA CONSIDERATIONS
          The Notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the Notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the Notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
          We intend to lend the net proceeds from the sale of the Notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

SUPPLEMENTAL PLAN OF DISTRIBUTION
          Under the terms, and subject to the conditions, contained in a terms agreement dated the date hereof, we have agreed to sell the Notes to MLPF&S. MLPF&S has advised us that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The terms agreement provides that MLPF&S is committed to take and pay for all of the Notes if any are taken. See also “Supplemental Plan of Distribution” in the accompanying prospectus supplement.
          We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
GENERAL INFORMATION
          The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Certain U.S. Federal Income Tax Consequences” and “ERISA Considerations” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
          We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, ANZ Securities, Inc., Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., CIBC World Markets. Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Key Banc Capital Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho International plc, Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, National Australia Capital Markets, LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-10
Calculation Agent	PS-5
Early Redemption Date	PS-10
Interest Determination Date	PS-9
Interest Payment Date	PS-3
Notes	PS-1